FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated first quarter earnings for fiscal year 2022.

Creando Oportunidades

1Q22 Earnings Release

BBVA Argentina

May 19, 2022

1Q22 Highlights
BBVA
1Q22 Earnings Release

NET INCOME (AR$ billions, INFLATION ADJUSTED)

-27%
-12%
4.6
5.5
4.0
4.6
4.0
1Q21
4Q21
1Q22
3M21
3M22

OPERATING INCOME (AR$ billions, INFLATION ADJUSTED)

+22%
+58%
15.7
20.3
24.8
15.7
24.8
1Q21
4Q21
1Q22
3M21
3M22

ROA (%, QUARTERLY, ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

-17 bps
-17 bps
1.6%
1.8%
1.4%
1.0%
w/o Tax reversal
0.7%
w/o Prisma sale
1.6%
1.4%
1Q21
4Q21
1Q22
3M21
3M22

ROE (%, QUARTERLY, ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

-146 bps
-146 bps
10.5%
11.8%
9.0%
6.4%
w/o Tax reversal
4.4%
w/o Prisma sale
10.5%
9.0%
1Q21
4Q21
1Q22
3M21
3M22

1Q22 Highlights

5,536
251
-131
4,155
938
-1,754
-1,018
-134
-6,859
1,014
4,034
4Q21 Net Income
Δ Net interest income
Δ Net fee income
Δ Financial Margin
Δ Other operating income
Δ Loan loss allowances
Δ Operating expenses
Δ Associates and JVs
Δ Income from net monetary position
Δ Income tax
1Q22 Net Income

1 Positive income boosted by **Prisma sale**, **despite challenging context**

NET INTEREST INCOME

39.2 bn **+0.6%** QoQ **+17.4%** YoY

FINANCIAL MARGIN

5.8 bn **+258%** QoQ **+51%** YoY

2 **Loan loss allowances** with a good performance thanks **to good portfolio behavior,** especially on the **commercial book.**

LOAN LOSS ALLOWANCES

2.3 mm **+340.6%** QoQ **-23.6%** YoY

3 **Inflation** continues to **take a toll** on **efficiency** ratios in spite of **improvement in cost management**

OPERATING EXPENSES

28.0 bn **-3.5%** QoQ **+6.8%** YoY

EFFICIENCY RATIO (%)

72% in 1Q22 +496 bps QoQ -25 bps YoY

Includes inflation adjustments

1Q22 Highlights
BBVA
1Q22 Earnings Release

Private sector loans
(AR$ billions, INFLATION ADJUSTED)

Lower credit demand, with stable portfolio mix

-10%
460
451
413
39%
61%
38%
62%
39%
61%
1Q21
4Q21
1Q22
Commercial
Retail

PRIVATE LOANS MARKET SHARE*

8.23%	8.05%	7.89%

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.

NPL & Coverage
(%, consolidated, INFLATION ADJUSTED)

Financial System* NPL
4.16%
2.54%
1.72%
1.36%
2.11%
1.87%
1.78%
1.49%
1.29%
0.80%
1Q21
4Q21
1Q22
Commercial NPL
Retail NPL
Total NPL

275.23%
2.47%
181.90%
0.46%
219.75%
2.11%
1Q21
4Q21
1Q22
Coverage
Cost of Risk

Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.

Private sector deposits
(AR$ billions, INFLATION ADJUSTED)

Despite change in funding mix, sustained low cost of funding

+1%
777
807
780
29%
6%
1%
43%
21%
25%
9%
41%
25%
28%
10%
1%
36%
26%
63%
LOW COST OF FUNDING
1Q21
4Q21
1Q22
Checking Accounts
Savings Accounts
Other
Investment accounts
Time Deposits

PRIVATE DEPOSITS MARKET SHARE*

6.90%	6.95%	7.12%

*Based on daily information from BCRA. Capital balance as of last day of every quarter

TOTAL LIQUID ASSETS/ TOTAL DEPOSITS

72%	76%	80%

Strong organic generation of capital

22.4%
20.8%
23.5%
11.5%
11.5%
11.5%
8.0%
8.0%
8.0%
1Q21
4Q21
1Q22
Minimum capital requirement
Additional buffer
Capital ratio

* *RPC includes 100% of quarterly results*

Exposure to the public sector increasing due to lack of loan demand, under control

6.4%
11.8%
8.0%
13.9%
8.9%
15.4%
1Q21
4Q21
1Q22
BBVA
Financial System*

*Source: "Informe sobre bancos", BCRA, as of February 2022, last available information.

1Q22 Highlights

BBVA
1Q22 Earnings Release

Transformation

DIGITA ACTIVE CLIENTS (MILLIONS)

+8%
1.94
2.06
2.09
1Q21
4Q21
1Q22

MOBILE ACTIVE CLIENTS (MILLIONS)

+11%
1.64
1.77
1.82
1Q21
4Q21
1Q22

DIGITAL CLIENT PENETRATION %

62%
62%
1Q21
1Q22

MOBILE CLIENT PENETRATION %

52%
54%
1Q21
1Q22

MONETARY TRANSACTIONS BY CHANNEL

25%
74%
23%
77%
21%
78%
1Q21
4Q21
1Q22
RemotE*
ATM & ATS
Tellers

Includes mobile and online banking, Net Cash online & mobile and non-banking correspondents including MODO.
Tellers represent less than 1%

RETAIL DIGITAL SALES (% OF TOTAL SALES YTD)

79.0%
80.9%
82.7%
52.1%
52.7%
53.3%
1Q21
4Q21
1Q22
Digital Sales PRV (% Sales)
Digital Sales (% Units)

Remote channels with *more participation* than *physical* ones

REMOTE CHANNELS

OMNETARY TRANSACTION YoY % GROWTH AS OF 1Q22

+12%
Web
+43%
Mobile

NEW CLIENT ACQUISITION

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

78.5
112.6
115.6
64%
62%
66%
DIGITAL ACQUISITION
+51%
1Q22 vs. 1Q21
1Q21
4Q21
1Q22

Digital sales: % of sales done through digital channels and ATM over total sales.

PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.

Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.
Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.
Active customers have suffered changes in calculation parameters as of 1Q22 and for comparable periods.

Banco BBVA Argentina S.A. announces First Quarter 2022 results

Buenos Aires, May 19, 2022 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the first quarter (1Q22), ended on March 31, 2022.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2021 and 2022 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2022.

1Q22 Highlights

•	BBVA Argentina’s inflation adjusted net income in 1Q22 was $4.0 billion, 27.1% lower than the $5.5 billion reported on the fourth quarter of 2021 (4Q21), and 12.3% lower than the $4.6 billion reported on the first quarter of 2021 (1Q21).
•	In 1Q22, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 1.4% and an inflation adjusted average return on equity (ROAE) of 9.0%.
•	In terms of activity, total consolidated financing to the private sector in 1Q22 totaled $413.2 billion, decreasing 8.4% in real terms compared to 4Q21, and 10.3% compared to 1Q21. In the quarter, the decrease was mainly driven by a fall in credit cards and discounted instruments by 9.3%, and 17.8% respectively. BBVA’s consolidated market share of private sector loans reached 7.89% as of 1Q22.
•	Total consolidated deposits in 1Q22 totaled $797.3 billion, decreasing 3.0% in real terms during the quarter, and increasing 1.2% in the year. Quarterly decrease was mainly explained by sight deposits, which fell 9.6%. The Bank’s consolidated market share of private deposits reached 7.12% as of 1Q22.
•	As of 1Q22, the non-performing loan ratio (NPL) reached 1.29%, with a 219.75% coverage ratio.
•	The accumulated efficiency ratio in 1Q22 was 72.2%, above 4Q21’s 69.1%, and slightly below 1Q21’s 72.5%.
•	As of 1Q22, BBVA Argentina reached a regulatory capital ratio of 23.5%, entailing a $110.1 billion or 188.2% excess over minimum regulatory requirement. Tier I ratio was 23.3%.
•	Total liquid assets represented 79.6% of the Bank’s total deposits as of 1Q22.

Message from the CFO

“The COVID-19 pandemic situation continued to improve through the first quarter of 2022, despite the Omicron variant which took place during January. This has allowed the continuity of the economic recovery, although within a challenging context of sustained high inflation and a capped foreign exchange rate, in spite of the agreement settled with the International Monetary Fund (March 2022).

1

BBVA Research, as of the date of this report, estimates that after a 10.3% growth in 2021, GDP growth in Argentina could be around 3.5% by the end of 2022, and forecasts a moderation in growth of up to 2.0% in 2023. The financial system continues to operate in a persistently high inflation context. Inflation rate in 1Q22 reached 16.1% compared to 10.2% in 4Q21. Year over year inflation in March 2022 reached 55.1%. In this scenario, chances are inflation will remain high.

Regarding BBVA Argentina, operating income in 1Q22 is a consequence of an improvement in interest income, income from the sale of the Bank’s participation in Prisma Medios de Pago S.A., and lower administrative expenses.

As of March 2022, BBVA Argentina reached an NPL for private loans of 1.29%, quite below the system which was at 4.2% according to the last information available (February 2022). Concerning liquidity and solvency indicators, the Bank ends the quarter with 79.6% and 23.5% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

It is worth mentioning that the Shareholders’ Meeting on April 29, 2022, approved the payment of dividends to non-resident shareholders in securities, with the option of opting out and informing their decision to receive them in Argentine pesos. The Bank has requested the authorization for the payment of $13.2 billion, in line with BCRA requirements. It also delegated on the Board of directors the power to determine the conditions of payment of dividends to shareholders, according to Central Bank’s prior authorization.

With respect to digitalization, our service offering has evolved in such way that by the end of March 2022, digital client penetration reached 62% keeping stable versus a year back, while that of mobile clients reached 54% from 52% in the same period. The response on the side of customers has been satisfactory, and we are convinced this is the path to pursue, in the aim of sustaining and expanding our competitive position in the financial system. In the quarter, new client acquisition through digital channels over traditional ones was 66%, while in 1Q21 it was 64%.

It should be noted that the Bank finally implemented its new benefit program “Puntos BBVA” on February 2022, thought to provide customers with exclusive benefits in experiences and tourism, in alliance with Despegar.

BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges.”

Ernesto R. Gallardo, CFO at BBVA Argentina

1Q22 Conference Call

Friday, May 20 - 12:00 p.m. Buenos Aires time (11:00 a.m. EST)

To participate, please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Conference ID: BBVA

Webcast & Replay: click here

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the exception of the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2020, 2021 and 2022 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to March 31, 2022.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A., Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Net Interest Income	39,229	38,978	33,422	0.6%	17.4%
Net Fee Income	6,634	6,765	5,204	(1.9%)	27.5%
Net income from measurement of financial instruments at fair value through P&L	4,086	(262)	2,482	n.m	64.6%
Net income from write-down of assets at amortized cost and at fair value through OCI	(34)	(21)	(51)	(61.9%)	33.3%
Foreign exchange and gold gains	1,712	1,892	1,389	(9.5%)	23.3%
Other operating income	3,373	2,435	2,399	38.5%	40.6%
Loan loss allowances	(2,269)	(515)	(2,968)	(340.6%)	23.6%
Net operating income	52,731	49,272	41,877	7.0%	25.9%
Personnel benefits	(9,065)	(8,955)	(9,059)	(1.2%)	(0.1%)
Adminsitrative expenses	(9,515)	(9,898)	(8,270)	3.9%	(15.1%)
Depreciation and amortization	(1,634)	(1,630)	(1,657)	(0.2%)	1.4%
Other operating expenses	(7,754)	(8,503)	(7,209)	8.8%	(7.6%)
Operarting expenses	(27,968)	(28,986)	(26,195)	3.5%	(6.8%)
Operating income	24,763	20,286	15,682	22.1%	57.9%
Income from associates	(267)	(133)	(46)	(100.8%)	(480.4%)
Income from net monetary position	(18,729)	(11,870)	(11,711)	(57.8%)	(59.9%)
Net income before income tax	5,767	8,283	3,925	(30.4%)	46.9%
Income tax	(1,733)	(2,747)	677	36.9%	(356.0%)
Net income for the period	4,034	5,536	4,602	(27.1%)	(12.3%)
Owners of the parent	4,187	5,505	4,667	(23.9%)	(10.3%)
Non-controlling interests	(153)	29	(65)	n.m	(135.4%)

Other comprehensive Income (OCI) (1)	1,324	1,206	(288)	9.8%	n.m
Total comprehensive income	5,358	6,742	4,314	(20.5%)	24.2%

BBVA Argentina 1Q22 net income was $4.0 billion, falling 27.1% or $1.5 billion quarter-over-quarter (QoQ) and 12.3% or $568 million year-over-year (YoY). This implied a quarterly ROAE of 9.0% and a quarterly ROAA of 1.4%.

Quarterly operating results are mainly explained by (i) greater interest income, (ii) higher income from measurement of financial instruments at fair value through P&L and in other operating income related to the sale of the remaining participation (49%) of the Bank in Prisma Medios de Pago S.A., and (iii) lower operating expenses.

These effects were offset by an increase in loan loss allowances, which returned to average values considering the particularly positive impacts that took place on 4Q21.

The improvement in net income from measurement of financial instruments at FV through P&L and in other operating income was mainly explained by the result of the sale of the 49% remaining position of the Bank in Prisma, which generated a total benefit before taxes of $3.5 billion. A marginal effect is also seen in the line foreign exchange and gold gains.

4

Net income for the period is negatively affected by a higher income from net monetary position, given that the quarterly inflation for 1Q22 was 16.1%[1] compared to 10.2% the previous quarter.

Excluding the effect of the sale of Prisma, net income in 1Q22 would have been $1.9 billion, 66.0% lower than 4Q21 and 59.1% lower than 1Q21. This would have implied a quarterly ROAE of 4.4% and ROAA of 0.7%.

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	4,187	5,505	4,667	(23.9%)	(10.3%)
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	225.0	224.3	130.0	0.3%	73.1%
Closing price of ADS at NYSE (in USD)	3.5	3.2	2.7	12.4%	29.7%
Book value per share (in AR$)	316.87	308.05	303.54	2.9%	4.4%
Price-to-book ratio (BYMA price) (%)	0.71	0.73	0.43	(2.5%)	65.8%
Earnings per share (in AR$)	6.83	8.98	7.62	(23.9%)	(10.3%)
Earnings per ADS(2) (in AR$)	20.50	26.95	22.85	(23.9%)	(10.3%)

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

1 Source: Instituto Nacional de Estadística y Censos (INDEC) – Consumer Price Index change between December 2021 and March 2022.

5

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Net Interest Income	39,229	38,979	33,422	0.6%	17.4%
Interest Income	69,020	64,888	56,932	6.4%	21.2%
From government securities	24,185	15,385	15,155	57.2%	59.6%
From private securities	95	70	36	35.7%	163.9%
Interest from loans and other financing	27,161	26,934	27,479	0.8%	(1.2%)
Financial Sector	356	497	225	(28.4%)	58.2%
Overdrafts	2,380	2,516	2,771	(5.4%)	(14.1%)
Discounted Instruments	4,538	4,743	4,245	(4.3%)	6.9%
Mortgage loans	422	461	491	(8.5%)	(14.1%)
Pledge loans	1,479	1,619	1,570	(8.6%)	(5.8%)
Consumer Loans	4,399	4,348	4,000	1.2%	10.0%
Credit Cards	8,064	7,555	8,235	6.7%	(2.1%)
Financial leases	257	273	267	(5.9%)	(3.7%)
Loans for the prefinancing and financing of exports	129	217	307	(40.6%)	(58.0%)
Other loans	5,137	4,705	5,368	9.2%	(4.3%)
Premiums on reverse REPO transactions	7,410	12,531	4,836	(40.9%)	53.2%
CER/UVA clause adjustment	10,082	8,935	9,423	12.8%	7.0%
Other interest income	87	1,033	3	(91.6%)	n.m
Interest expenses	29,791	25,909	23,510	15.0%	26.7%
Deposits	27,114	23,422	21,600	15.8%	25.5%
Checking accounts	5,207	3,421	2,838	52.2%	83.5%
Savings accounts	157	147	149	6.8%	5.4%
Time deposits and Investment accounts	21,750	19,854	18,613	9.5%	16.9%
Other liabilities from financial transactions	103	156	291	(34.0%)	(64.6%)
Interfinancial loans received	880	1,040	744	(15.4%)	18.3%
Premiums on REPO transactions	2	1	-	100.0%	N/A
CER/UVA clause adjustment	1,692	1,290	875	31.2%	93.4%

Net interest income for 1Q22 was $39.2 billion, increasing 0.6% or $250 million QoQ, and 17.4% or $5.8 billion YoY. In 1Q22, interest income increased more than interest expense, mainly due to (i) higher income from government securities and, (ii) increases in income from CER/UVA clause adjustments. Items (i) and (ii) take place in a context of increasing interest rates, derived from sequential increases in the monetary policy rate by the BCRA[2], an increase in the inflation rate as mentioned before, and a change in regulation which allowed financial institutions to increase their BCRA liquidity bills (LELIQ) position.

In 1Q22, interest income totaled $69.0 billion, increasing 6.4% compared to 4Q21 and 21.1% compared to 1Q21. Quarterly increase is mainly driven by higher income from government securities, especially LELIQ, and an increase in CER/UVA clause adjustments (mostly on income from government securities linked to such indexes). Income from credit cards also stands out although to a lower extent. All this was offset by lower income on premiums on reverse REPO transactions (seven-day REPOs), considering such instruments were gradually removed from the market by the Central Bank.

2 For further details on changes in the monetary policy rate please refer to the Main Regulatory Changes section at the end of the document.

6

Income from government securities increased 57.2% compared to 4Q21, and 59.6% compared to 1Q21. This is partially due to the higher position in LELIQ, given the progressive removal of REPOs with the BCRA, added to the gradual increase of the monetary policy rate, which was at 38% (nominal annual terms) at the beginning of the quarter and ended at 44.5%. 93% of these results are explained by government securities at fair value through OCI, of which 76% are BCRA securities, and 5% are securities at amortized cost (2022 National Treasury Bonds at fixed rate, used for reserve requirement integration).

Interest income from loans and other financing totaled $27.2 billion, increasing 0.8% QoQ and falling 2.1% YoY. Quarterly growth is mainly due to an increase in credit cards by 6.7% and in other loans by 9.2%. This was partially offset by a fall in interests from discounted instruments by 4.3%.

Income from CER/UVA adjustments increased 12.8% QoQ and 7.0% YoY. Quarterly growth was driven by a higher yield of CER-linked securities, taking into consideration that quarterly inflation reached 16.1% versus 10.2% the previous quarter. 65% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $29.8 billion, denoting a 15.0% increase QoQ and a 26.7% increase YoY. Quarterly increase is described by higher time deposit and checking account expenses, together with higher CER/UVA adjustment expenses, partially offset by lower expenses by interfinancial loans received by the Bank’s subsidiaries.

Interests from time deposits and investment accounts explain 73.0% of interest expenses, versus 76.6% the previous quarter. These increased 9.5% QoQ and grew 16.9% YoY.

NIM

As of 1Q22, net interest margin (NIM) was 19.2%, remaining stable compared to 4Q21. In 1Q22, NIM in pesos was 19.9% and 2.5% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q22			4Q21			1Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	826,912	69,020	33.9%	805,965	64,888	31.9%	705,203	56,932	32.7%
Debt securities	409,617	38,275	37.9%	365,879	33,530	36.4%	262,823	24,783	38.2%
Loans to customers/financial institutions	406,235	30,742	30.7%	426,293	31,270	29.1%	431,183	32,149	30.2%
Loans to the BCRA	-	2	-	1	-	0.0%	-	-	-
Other assets	11,060	1	0.0%	13,792	88	2.5%	11,197	-	0.0%
Total non interest-earning assets	325,328	-	0.0%	325,395	-	0.0%	363,550	-	0.0%
Total Assets	1,152,240	69,020	24.3%	1,131,360	64,888	22.8%	1,068,753	56,932	21.6%
Total interest-bearing liabilities	600,889	29,791	20.1%	568,123	25,909	18.1%	553,489	23,510	17.2%
Sight deposits	241,317	157	0.3%	293,666	3,568	4.8%	297,434	2,987	4.1%
Time deposits and investment accounts	269,884	23,442	35.2%	261,888	21,952	33.3%	241,856	19,853	33.3%
Debt securities issued	369	64	70.3%	360	58	63.9%	1,565	177	45.9%
Other liabilities	89,319	6,128	27.8%	12,209	331	10.8%	12,634	493	15.8%
Total non-interest-bearing liabilities	551,351	-	0.0%	563,237	-	0.0%	515,264	-	0.0%
Total liabilities and equity	1,152,240	29,791	10.5%	1,131,360	25,909	9.1%	1,068,753	23,510	8.9%

NIM - Total			19.2%			19.2%			19.2%
Spread - Total			13.7%			13.8%			15.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.
7

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q22			4Q21			1Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	795,510	68,802	35.1%	765,266	64,614	33.5%	651,516	56,319	35.1%
Debt securities	406,710	38,273	38.2%	365,229	33,530	36.4%	262,817	24,783	38.2%
Loans to customers/financial institutions	382,456	30,527	32.4%	393,690	30,998	31.2%	386,059	31,536	33.1%
Loans to the BCRA	-	2	#DIV/0!	1	-	0.0%	-	-	#DIV/0!
Other assets	6,344	-	0.0%	6,346	86	5.4%	2,640	-	0.0%
Total non interest-earning assets	162,666	-	0.0%	150,140	-	0.0%	175,610	-	0.0%
Total Assets	958,176	68,802	29.1%	915,406	64,614	28.0%	827,126	56,319	27.6%
Total interest-bearing liabilities	468,384	29,767	25.8%	420,488	25,843	24.4%	382,290	23,437	24.9%
Savings accounts	127,116	155	0.5%	168,783	3,566	8.4%	155,321	2,984	7.8%
Time deposits	252,620	23,434	37.6%	242,249	21,944	35.9%	216,668	19,831	37.1%
Debt securities issued	369	64	70.3%	360	58	63.9%	1,565	177	45.9%
Other liabilities	88,279	6,114	28.1%	9,096	275	12.0%	8,736	445	20.7%
Total non-interest-bearing liabilities	488,013	-	0.0%	497,275	-	0.0%	446,313	-	0.0%
Total liabilities and equity	956,397	29,767	12.6%	917,763	25,843	11.2%	828,603	23,437	11.5%

NIM - AR$			19.9%			20.1%			20.5%
Spread - AR$			9.3%			9.1%			10.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	1Q22			4Q21			1Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	31,402	218	2.8%	40,699	274	2.7%	53,687	613	4.6%
Debt securities	2,907	2	0.3%	650	-	0.0%	6	-	0.0%
Loans to customers/financial institutions	23,779	215	3.7%	32,603	272	3.3%	45,124	613	5.5%
Other assets	4,716	1	0.1%	7,446	2	0.1%	8,557	-	0.0%
Total non interest-earning assets	162,662	-	0.0%	175,255	-	0.0%	187,940	-	0.0%
Total Assets	194,064	218	0.5%	215,954	274	0.5%	241,627	613	1.0%
Total interest-bearing liabilities	132,505	24	0.1%	147,635	66	0.2%	171,199	73	0.2%
Savings accounts	114,201	2	0.0%	124,883	2	0.0%	142,113	3	0.0%
Time deposits and Investment accounts	17,264	8	0.2%	19,639	8	0.2%	25,188	22	0.4%
Other liabilities	1,040	14	5.5%	3,113	56	7.1%	3,898	48	5.0%
Total non-interest-bearing liabilities	63,338	-	0.0%	65,962	-	0.0%	68,951	-	0.0%
Total liabilities and equity	195,843	24	0.0%	213,597	66	0.1%	240,150	73	0.1%

NIM - Foreign currency			2.5%			2.0%			4.1%
Spread - Foreign currency			2.7%			2.5%			4.5%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Net Fee Income	6,634	6,765	5,204	(1.9%)	27.5%
Fee Income	12,955	13,429	11,909	(3.5%)	8.8%
Linked to liabilities	5,329	5,026	4,760	6.0%	12.0%
From credit cards	5,425	6,213	5,119	(12.7%)	6.0%
Linked to loans	996	905	687	10.1%	45.0%
From insurance	560	546	597	2.6%	(6.2%)
From foreign trade and foreign currency transactions	513	557	598	(7.9%)	(14.2%)
Other fee income	132	182	148	(27.5%)	(10.8%)
Fee expenses	6,321	6,665	6,705	(5.2%)	(5.7%)
8

Net fee income as of 1Q22 totaled $6.6 billion, falling 1.9% or $131 million QoQ and increasing 27.5% or $1.4 billion YoY.

In 1Q22, fee income totaled $13.0 billion, falling 3.5% QoQ and growing 8.8% YoY. The quarterly fall is mainly explained by a decline in income from credit cards, especially due to contrast against 4Q21 and seasonal year-end consumption. The negative effect was offset by an increase in fees linked to liabilities due to an increase in prices of account and packaged accounts’ maintenance.

Regarding fee expenses, these totaled $6.3 billion, contracting 5.2% QoQ and 5.7% YoY. Lower expenses in the quarter are partially explained by lower expenditures linked to the strategy of payroll business acquisition and expenses on credit and debit cards.

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Net Income from financial instruments at FV through P&L	4,086	(262)	2,482	n.m	64.6%
Income from write-down or sale of financial assets	2,615	-	-	N/A	N/A
Income from government securities	695	548	938	26.8%	(25.9%)
Income from private securities	130	(14)	(312)	n.m	141.7%
Interest rate swaps	(1)	6	-	(116.7%)	N/A
Gains from foreign currency forward transactions	649	571	1,852	13.7%	(65.0%)
Income from put option long position - Prisma Medios de Pago	-	(1,372)	-	100.0%	N/A
Income from debt and equity instruments	1	(1)	4	200.0%	(75.0%)
Other	(3)	-	-	N/A	N/A

In 1Q22, net income from financial instruments at fair value (FV) through P&L was $4.1 billion, increasing 1,659.5% or $4.3 billion QoQ and 64.6% or $1.6 billion YoY.

These results are mainly explained by the sale procedure of the Bank’s remaining position in Prisma. As of March 18, 2022, the transfer of the whole remaining stock participation of the Bank in Prisma Medios de Pago S.A. was completed for a price of USD 40 million. This generated profit of $2.6 billion in the Income from write-down or sale of financial assets line item.

There have also been increases in the income from government securities line item, especially due to the greater position and interest rate generated by the LELIQ portfolio.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	1,712	1,892	1,389	(9.5%)	23.3%
From foreign exchange position	(405)	(173)	(562)	(134.1%)	27.9%
Income from purchase-sale of foreign currency	2,117	2,065	1,951	2.5%	8.5%
Net income from financial instruments at FV through P&L (2)	649	571	1,852	13.7%	(65.0%)
Income from foreign currency forward transactions	649	571	1,852	13.7%	(65.0%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	2,361	2,463	3,241	(4.1%)	(27.2%)
9

In 1Q22, the total differences in quoted prices of gold and foreign currency showed profit for $1.7 billion, falling 9.5% or $180 million compared to 4Q21, mainly due to a higher loss in from foreign exchange position line item.

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Operating Income	3,373	2,435	2,399	38.5%	40.6%
Rental of safe deposit boxes (1)	515	450	442	14.4%	16.5%
Adjustments and interest on miscellaneous receivables (1)	762	701	895	8.7%	(14.9%)
Punitive interest (1)	57	59	49	(3.4%)	16.3%
Loans recovered	397	454	358	(12.6%)	10.9%
Fee income from credit and debit cards (1)	198	138	94	43.5%	110.6%
Income from initial recognition of public securities	-	2	18	(100.0%)	(100.0%)
Income from sale of assets in equity instruments	840	-	-	N/A	N/A
Other Operating Income(2)	604	631	543	(4.3%)	11.3%
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 1Q22 other operating income totaled $3.4 billion, growing 38.5% or $938 million QoQ, and 40.6% or $974 million YoY. Quarterly growth is partially explained by an $840 million profit recorded on the Income from sale of assets in equity instruments line item, as a result from the sale procedures of the remaining stock participation of the Bank in Prisma. Additionally, there has been a 14.4% increase in the rental of safe deposit boxes line item, and an 8.7% increase in adjustments and interest on miscellaneous receivables.

10

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	16,479	15,982	16,580	3.1%	(0.6%)
Personnel Benefits (1)	9,065	8,955	9,059	1.2%	0.1%
Administrative expenses (1)	9,515	9,898	8,270	(3.9%)	15.1%
Travel expenses	41	30	62	36.7%	(33.9%)
Outsourced administrative expenses	688	1,220	595	(43.6%)	15.6%
Security services	281	354	299	(20.6%)	(6.0%)
Fees to Bank Directors and Supervisory Committee	13	30	15	(56.7%)	(13.3%)
Other fees	351	414	352	(15.2%)	(0.3%)
Insurance	108	106	103	1.9%	4.9%
Rent	1,558	797	1,062	95.5%	46.7%
Stationery and supplies	26	24	28	8.3%	(7.1%)
Electricity and communications	395	385	415	2.6%	(4.8%)
Advertising	510	460	313	10.9%	62.9%
Taxes	2,110	2,118	1,939	(0.4%)	8.8%
Maintenance costs	974	1,137	968	(14.3%)	0.6%
Armored transportation services	1,221	1,185	1,185	3.0%	3.0%
Other administrative expenses	1,239	1,638	934	(24.4%)	32.7%

Headcount*
BBVA (Bank)	5,753	5,765	5,905	(12)	(152)
Associates	99	98	99	1	-
Total employees	5,852	5,863	6,004	(11)	(152)
Branches	1,994	2,000	2,261	(6)	(267)
Main office	3,858	3,863	3,743	(5)	115

Total branches**	243	243	247	-	(4)

Efficiency Ratio
Efficiency ratio	72.2%	67.3%	72.5%	490 bps	(30)bps
Accumulated Efficiency Ratio	72.2%	69.1%	72.5%	310 bps	(30)bps
Efficiency ratio - Excl. Inflation adjustment	43.3%	48.4%	50.1%	(510)bps	(680)bps
Accumulated Efficiency Ratio - Excl. Inflation adjustment	43.3%	49.4%	50.1%	(610)bps	(680)bps

(1) Concept included in the efficiency ratio calculation
*corresponds to total effective employees, net of temporary contract employees
**do not include administrative offices. As of 1Q22, 54% owned and 46% rented.

During 1Q22, personnel benefits and administrative expenses totaled $16.5 billion, increasing 3.1% or $497 million compared to 4Q21, and falling 0.6% or $101 million compared to 1Q21.

Personnel benefits grew 1.2% QoQ, and 0.1% YoY. The quarterly increase is partially explained by the collective wage agreement reached with the unions which established a fixed sum increase for the months of January, February and March.

11

As of 1Q22, administrative expenses decreased 3.9% QoQ, and increased 15.1% YoY. The quarterly decline is partially explained by a 43.6% fall in the outsourced administrative expenses line item, and a 24.4% decrease in other administrative expenses.

The accumulated efficiency ratio as of 1Q22 was 72.2%, deteriorating compared to the 69.1% and marginally improving versus the 72.5% reported in 4Q21 and 1Q21 respectively. The quarterly weakening is explained by a higher percentage decrease in the denominator (income considering monetary position results) than the numerator (expenses), almost exclusively due to the negative impact of the income from the net monetary position, as a result of a greater quarterly inflation compared to 4Q21.

Excluding inflation adjustments considered in the income from the monetary position line item, the 1Q22 accumulated efficiency ratio would have been 43.3%, improving compared to the 49.9% of 4Q21 and the 50.1% of 1Q21.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Other Operating Expenses	7,754	8,503	7,209	(8.8%)	7.6%
Turnover tax	5,312	5,039	4,720	5.4%	12.5%
Initial loss of loans below market rate	497	746	453	(33.4%)	9.7%
Contribution to the Deposit Guarantee Fund (SEDESA)	316	332	319	(4.8%)	(0.9%)
Interest on liabilities from financial lease	107	124	139	(13.7%)	(23.0%)
Other allowances	617	(308)	410	300.3%	50.5%
Loss for sale or depreciation of investment property and other non financial assets	-	45	-	(100.0%)	N/A
Other operating expenses	905	2,525	1,168	(64.2%)	(22.6%)

In 1Q22, other operating expenses totaled $7.8 billion, decreasing 8.8% or $749 million QoQ, and increasing 7.6% or $545 million YoY.

The key factor explaining the quarterly decrease in in the other operating expenses line item, with a decline of 64.2%, considering the $1.6 billion provision for reorganization recorded in 4Q21, consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

The aforementioned savings are partially offset by the other allowances line item, increasing 300.3% related to the decrease in use of off-balance sheet items, and an increase in the turnover tax line item, derived from higher income from BCRA securities.

12

Income from Associates

This line reflects the results from non-consolidated associate companies. During 1Q22, a loss of $267 million has been reported, mainly due to the Bank’s participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

Income Tax

Accumulated income tax during the first three months of 2022 recorded a loss of $1.7 billion. The accumulated annual effective tax rate for the first three months of 2022[3] was 30%.

Concerning the first quarter of 2021, accumulated income tax represented a positive result due to: i) having recorded a complete fiscal inflation adjustment, and ii) the reversal of a provision pursuant to BCRA instructions for the year 2016, which was funded on a favorable final sentence in court , recording a positive result in 1Q21 of $1.2 billion.

3 Income tax, according to IAS 34, is recorded on interim financial periods over the best estimate of the weighted average tax rate expected for the fiscal year.

13

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
To the public sector	4	1	1	300.0%	300.0%
To the financial sector	4,792	4,935	3,472	(2.9%)	38.0%
Non-financial private sector and residents abroad	413,156	450,861	460,395	(8.4%)	(10.3%)
Non-financial private sector and residents abroad - AR$	388,666	424,705	409,111	(8.5%)	(5.0%)
Overdrafts	25,926	26,145	20,459	(0.8%)	26.7%
Discounted instruments	48,997	59,630	48,796	(17.8%)	0.4%
Mortgage loans	24,660	26,590	28,433	(7.3%)	(13.3%)
Pledge loans	17,852	21,068	18,054	(15.3%)	(1.1%)
Consumer loans	45,087	47,532	47,585	(5.1%)	(5.2%)
Credit cards	161,239	179,431	184,123	(10.1%)	(12.4%)
Receivables from financial leases	2,922	3,352	3,134	(12.8%)	(6.8%)
Other loans	61,983	60,958	58,527	1.7%	5.9%
Non-financial private sector and residents abroad - Foreign Currency	24,490	26,156	51,284	(6.4%)	(52.2%)
Overdrafts	4	3	2	33.3%	100.0%
Discounted instruments	-	-	2,898	N/A	(100.0%)
Credit cards	4,272	2,959	1,785	44.4%	139.3%
Receivables from financial leases	15	28	183	(46.4%)	(91.8%)
Loans for the prefinancing and financing of exports	13,688	15,487	30,353	(11.6%)	(54.9%)
Other loans	6,511	7,679	16,063	(15.2%)	(59.5%)

% of total loans to Private sector in AR$	94.1%	94.2%	88.9%	(13)bps	521 bps
% of total loans to Private sector in Foreign Currency	5.9%	5.8%	11.1%	13 bps	(521)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	75%	75%	82%	9 pbs	(721)pbs
% of pledge loans with UVA adjustments / Total pledge loans (1)	5%	6%	12%	(63)pbs	(638)pbs
% of consumer loans with UVA adjustments / Total consumer loans (1)	3%	4%	9%	(101)pbs	(637)pbs
% of loans with UVA adjustments / Total loans and other financing(1)	2%	2%	3%	(25)pbs	(153)pbs

Total loans and other financing	417,952	455,797	463,868	(8.3%)	(9.9%)
Allowances	(12,128)	(15,847)	(22,354)	23.5%	45.7%
Total net loans and other financing	405,824	439,950	441,514	(7.8%)	(8.1%)

(1) Excludes effect of accrued interests adjustments.

LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
FX rate*	110.97	102.75	91.99	8.0%	20.6%
Non-financial private sector and residents abroad - Foreign Currency (USD)	221	219	359	0.6%	(38.6%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

Private sector loans as of 1Q22 totaled $413.2 billion, decreasing 8.4% or $37.7 billion QoQ, and 10.3% or $47.2 billion YoY.

14

Loans to the private sector in pesos decreased 8.5% in 1Q22, and 5.0% YoY. During the quarter, decline was especially driven by a 10.1% fall in credit cards, and a 17.8% fall in discounted instruments.

Loans to the private sector denominated in foreign currency fell 6.4% QoQ and 52.2% YoY. Quarterly decrease is mainly explained by an 11.6% fall in prefinancing and financing of exports, followed by a 15.2% fall in other loans. All the aforementioned indicates the continued lack of demand of loans in foreign currency. The decline was offset by a 44.4% increase in credit cards. Loans to the private sector in foreign currency measured in U.S. dollars increased 0.6% QoQ and fell 38.6% YoY. The depreciation of the argentine peso versus the U.S. dollar was 7.4% QoQ and 17.1% YoY[4].

In 1Q22, total loans and other financing totaled $418.0 billion, decreasing 8.3% compared to 4Q21 and 9.9% compared to 1Q21.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Non-financial private sector and residents abroad - Retail	253,110	277,579	279,980	(8.8%)	(9.6%)
Mortgage loans	24,660	26,590	28,433	(7.3%)	(13.3%)
Pledge loans	17,852	21,068	18,054	(15.3%)	(1.1%)
Consumer loans	45,087	47,532	47,585	(5.1%)	(5.2%)
Credit cards	165,511	182,390	185,908	(9.3%)	(11.0%)
Non-financial private sector and residents abroad - Commercial	160,046	173,282	180,415	(7.6%)	(11.3%)
Overdrafts	25,930	26,148	20,461	(0.8%)	26.7%
Discounted instruments	48,997	59,630	51,694	(17.8%)	(5.2%)
Receivables from financial leases	2,937	3,380	3,317	(13.1%)	(11.5%)
Loans for the prefinancing and financing of exports	13,688	15,487	30,353	(11.6%)	(54.9%)
Other loans	68,494	68,637	74,590	(0.2%)	(8.2%)

% of total loans to Retail sector	61.3%	61.6%	60.8%	(30)bps	45 bps
% of total loans to Commercial sector	38.7%	38.4%	39.2%	30 bps	(45)bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) have decreased 8.8% QoQ and 9.6% YoY in real terms. During the quarter, the decrease is mainly explained by a 9.3% fall in credit cards, followed by a 15.3% fall in pledge loans.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) fell 7.6% QoQ and 11.3% YoY both in real terms. Quarterly decrease is explained by a 17.8% decline in discounted instruments, followed by an 11.6% decrease in prefinancing and financing of exports.

Loan portfolios are mainly impacted by the effect of inflation during the first quarter of 2022, which reached 16.1%. In nominal terms, the retail, commercial and total loan portfolio all increased 6.6%, 5.9% and 6.4% respectively during the quarter, beyond real term growth.

4 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

15

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Non-financial private sector and residents abroad - Retail	253,110	237,341	180,197	6.6%	40.5%
Non-financial private sector and residents abroad - Commercial	160,046	151,099	116,627	5.9%	37.2%
Total loans and other financing (1)	417,952	392,693	299,063	6.4%	39.8%
(1) Does not include allowances

As of 1Q22, the total loans and other financing over deposits ratio was 52.4%, below the 55.4% recorded in 4Q21 and the 58.9% in 1Q21.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q22	4Q21	1Q21	QoQ	YoY
Private sector loans - Bank	7.00%	7.18%	7.35%	(17)bps	(35)bps
Private sector loans - Consolidated*	7.89%	8.05%	8.23%	(16)bps	(34)bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	1Q22	4Q21	1Q21	QoQ	YoY
Government services	n.m	n.m	n.m	-	-
Financial Sector	1.15%	1.08%	0.75%	6 bps	40 bps
Agricultural and Livestock	4.64%	4.17%	5.33%	47 bps	(69)bps
Mining products	3.83%	3.85%	7.65%	(2)bps	(383)bps
Other manufacturing	10.44%	11.00%	7.97%	(56)bps	247 bps
Electricity, oil,water and sanitary services	0.16%	0.04%	0.36%	12 bps	(20)bps
Wholesale and retail trade	5.12%	7.24%	4.33%	(212)bps	79 bps
Transport	1.06%	1.04%	0.97%	2 bps	10 bps
Services	1.95%	0.76%	0.51%	119 bps	144 bps
Others	13.92%	13.19%	14.83%	73 bps	(91)bps
Construction	0.68%	0.62%	0.70%	6 bps	(2)bps
Consumer	57.06%	57.01%	56.60%	5 bps	45 bps
Total gross loans and other financing	100%	100%	100%

16

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Commercial non-performing portfolio (1)	974	2,798	3,709	(65.2%)	(73.7%)
Total commercial portfolio	122,021	132,445	146,136	(7.9%)	(16.5%)
Commercial non-performing portfolio / Total commercial portfolio	0.80%	2.11%	2.54%	(131)bps	(174)bps
Retail non-performing portfolio (1)	4,545	5,914	4,413	(23.1%)	3.0%
Total retail portfolio	304,913	333,110	325,441	(8.5%)	(6.3%)
Retail non-performing portfolio / Total retail portfolio	1.49%	1.78%	1.36%	(28)pbs	13 pbs
Total non-performing portfolio (1)	5,519	8,712	8,122	(36.7%)	(32.0%)
Total portfolio	426,934	465,555	471,577	(8.3%)	(9.5%)
Total non-performing portfolio / Total portfolio	1.29%	1.87%	1.72%	(58)bps	(43)bps
Allowances	12,128	15,847	22,354	(23.5%)	(45.7%)
Allowances /Total non-performing portfolio	219.75%	181.90%	275.23%	3,785 bps	(5,548)bps
Quarterly change in Write-offs	5,353	2,940	796	82.1%	n.m
Write offs / Total portfolio	1.25%	0.63%	0.17%	62 bps	109 bps
Cost of Risk (CoR)	2.11%	0.46%	2.47%	165 bps	(36)bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 1Q22, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.29%, compared to the 1.87% recorded in 4Q21. The decrease is mainly explained by a good loan portfolio behavior, mainly on the commercial side, together with a fall in the total portfolio. Both the decline on the commercial non-performing portfolio and the total portfolio are driven by write-offs in the commercial portfolio.

The coverage ratio (allowances / total non-performing portfolio) was 219.75% in 1Q22, versus the 181.90% recorded in 4Q21. The change in this ratio reflects a lower variation in allowances than in the total non-performing loan portfolio, the latter affected by commercial write-offs.

Cost of risk (loan loss allowances / average total loans) reached 2.11% as of 1Q22, above 4Q21’s 0.46%. The exceptional value recorded on 4Q21 was mainly explained by the reduction in loan loss allowances, as a result of the annual update of IFRS 9 impairment loss model parameters, and an improvement in the sovereign rating for the commercial portfolio, upgrading the commercial loan portfolio’s rating.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2021	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 03/31/2022
Other financial assets	334	8	-	13	(46)	309
Loans and other financing	15,847	481	(1)	(2,016)	(2,183)	12,128
Other debt securities	18	9	-	-	(3)	24
Eventual commitments	991	113	26	4	(133)	1,001
Total allowances	17,190	611	25	(1,999)	(2,365)	13,462

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 1Q22 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

17

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Treasury and Government securities	104,343	95,117	73,738	9.7%	41.5%
Treasury and National Government	104,343	95,117	73,738	9.7%	41.5%
National Treasury Public Debt in AR$	101,939	93,239	73,738	9.3%	38.2%
National Treasury Public Debt in USD	741	-	-	N/A	N/A
National Treasury Public Debt in AR$ linked to US dollars	1,663	1,878	-	(11.5%)	N/A
Loans to the Public Sector	4	1	1	300.0%	300.0%
AR$ Subtotal	101,943	93,240	73,739	9.3%	38.2%
USD Subtotal*	2,404	1,878	-	28.0%	N/A
Total Public Debt Exposure	104,347	95,118	73,739	9.7%	41.5%

B.C.R.A. Exposure	338,518	284,651	198,854	18.9%	70.2%
Instruments	271,099	124,999	151,593	116.9%	78.8%
Leliqs	247,084	124,999	151,593	97.7%	63.0%
Notaliqs	24,014	-	-	N/A	N/A
Repo	67,419	159,652	47,261	(57.8%)	42.7%
B.C.R.A. - AR$	67,419	159,652	47,261	(57.8%)	42.7%

% Public sector exposure (Excl. B.C.R.A.) / Total assets	8.9%	8.0%	6.4%	97 bps	252 bps

*Includes USD-linked Treasury public debt in AR$
This table does not include deposits at the Central Bank used to comply with reserve requirements.

1Q22 public sector exposure (excluding BCRA) totaled $104.3 billion, growing 9.7% or $9.2 billion QoQ, and 41.5% or $30.6 billion YoY. The quarterly increase is explained by a greater position in CER-linked treasury bonds, CER-linked treasury bills (LECER) and 2022 National Treasury Bonds at fixed rate (Bonte 22, used for reserve requirement integration), as well as U.S. dollar linked treasury bonds.

Short-term liquidity is mostly allocated in BCRA instruments, which increased 18.9% QoQ and increased 70.2% YoY in real terms. The quarterly increase is explained by a higher LELIQ position, and the addition of a new BCRA instrument, the Liquidity Notes (NOTALIQ), which are linked to the monetary policy rate.

Exposure to the public sector (excluding BCRA) represents 8.9% of total assets, above the 8.0% in 4Q21 and the 6.4% in 1Q21.

18

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Total deposits	797,314	822,163	787,662	(3.0%)	1.2%
Non-financial Public Sector	17,411	15,408	10,209	13.0%	70.5%
Financial Sector	292	252	278	15.9%	5.0%
Non-financial private sector and residents abroad	779,611	806,503	777,175	(3.3%)	0.3%
Non-financial private sector and residents abroad - AR$	612,624	617,328	552,852	(0.8%)	10.8%
Checking accounts	200,346	197,774	159,790	1.3%	25.4%
Savings accounts	130,259	162,288	140,083	(19.7%)	(7.0%)
Time deposits	202,437	182,373	198,124	11.0%	2.2%
Investment accounts	74,659	69,492	50,202	7.4%	48.7%
Other	4,924	5,400	4,654	(8.8%)	5.8%
Non-financial private sector and res. abroad - Foreign Currency	166,986	189,175	224,323	(11.7%)	(25.6%)
Checking accounts	50	27	26	83.8%	90.1%
Savings accounts	147,360	168,733	195,422	(12.7%)	(24.6%)
Time deposits	17,517	18,276	25,703	(4.2%)	(31.8%)
Other	2,059	2,139	3,171	(3.7%)	(35.1%)

% of total portfolio in the private sector in AR$	78.6%	76.5%	71.1%	204 bps	744 bps
% of total portfolio in the private sector in Foregin Currency	21.4%	23.5%	28.9%	(204)bps	(744)bps

% of time deposits with UVA adjustments / Total AR$ Deposits	4.4%	3.9%	2.7%	45 bps	161 bps

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
FX rate*	111.0	102.8	92.0	8.0%	20.6%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,505	1,586	1,572	(5.1%)	(4.3%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 1Q22, total deposits reached $797.3 billion, falling 3.0% or $24.5 billion QoQ, and growing 1.2% or $9.7 billion YoY.

Private non-financial sector deposits in 1Q22 totaled $779.6 billion, decreasing 3.3% QoQ, and mildly growing 0.3% YoY.

Private non-financial sector deposits in pesos totaled $612.6 billion, slightly decreasing 0.8% compared to 4Q21, and increasing 10.8% compared to 1Q21. The quarterly decline is mainly affected by a fall in sight deposits, especially savings accounts. This was partially offset by an 11.0% and a 7.4% increase in time deposits and investment accounts respectively.

Private non-financial sector deposits in foreign currency expressed in pesos fell 11.7% QoQ and 25.6% YoY. Measured in U.S. dollars, these deposits fell 5.1% QoQ and 4.3% YoY.

19

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Non-financial private sector and residents abroad	779,611	806,503	777,175	(3.3%)	0.3%
Sight deposits	484,998	536,362	503,146	(9.6%)	(3.6%)
Checking accounts	200,396	197,802	159,816	1.3%	25.4%
Savings accounts	277,619	331,021	335,504	(16.1%)	(17.3%)
Other	6,983	7,539	7,825	(7.4%)	(10.8%)
Time deposits	294,613	270,141	274,029	9.1%	7.5%
Time deposits	219,954	200,649	223,827	9.6%	(1.7%)
Investment accounts	74,659	69,492	50,202	7.4%	48.7%

% of sight deposits over total private deposits	62.2%	66.5%	64.7%	(429)bps	(253)bps
% of time deposits over total private deposits	37.8%	33.5%	35.3%	429 bps	253 bps

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Sight deposits	462,105	462,105	324,387	16.4%	42.7%
Time deposits	232,741	232,741	176,672	4.2%	57.3%
Total deposits	708,336	708,336	507,820	12.3%	48.1%

As of 1Q22, the Bank’s transactional deposits (checking accounts and savings accounts) represented 61.3% of total non-financial private deposits, totaling $478.0 billion, versus 65.6% in 4Q21.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q22	4Q21	1Q21	QoQ	YoY
Private sector Deposits - Consolidated*	7.12%	6.95%	6.90%	18 pbs	5 pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Other sources of funds	203,372	199,253	199,045	2.1%	2.2%
Central Bank	56	53	38	6.5%	49.1%
Banks and international organizations	-	-	2,913	N/A	(100.0%)
Financing received from local financial institutions	12,173	13,595	12,208	(10.5%)	(0.3%)
Corporate bonds	584	584	1,586	-	(63.2%)
Equity	190,559	185,022	182,300	3.0%	4.5%

In 1Q22, other sources of funds totaled $203.4 billion, growing 2.1% or $4.1 billion QoQ, and 2.2% or $4.3 billion YoY.

Quarterly increase is mostly explained by the 3.0% increase in equity.

20

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Total liquid assets	634,974	627,844	567,456	1.1%	11.9%
Cash and deposits in banks	198,969	253,432	303,598	(21.5%)	(34.5%)
Debt securities at fair value through profit or loss	10,382	1,621	7,514	n.m	38.2%
Government securities	3,050	1,621	7,514	88.2%	(59.4%)
Liquidity bills of B. C. R. A.	7,331	-	-	N/A	N/A
Net REPO transactions	67,419	159,652	47,261	(57.8%)	42.7%
Other debt securities	358,204	213,140	209,084	68.1%	71.3%
Government securities	94,437	88,141	57,491	7.1%	64.3%
Liquidity bills of B. C. R. A.	263,767	124,999	151,593	111.0%	74.0%

Liquid assets / Total Deposits	79.6%	76.4%	72.0%	327 bps	760 bps

In 1Q22, liquid assets were $635.0 billion, growing 1.1% or $7.1 billion compared to 4Q21, and 11.9% or $67.5 billion compared to 1Q21, mainly due to an increase in government securities at amortized cost (other debt securities), offset by a decrease in net REPO transactions.

In 4Q21, the liquidity ratio (liquid assets / total deposits) reached 79.6%. Liquidity ratio in local and foreign currency reached 76.4% and 91.2% respectively.

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Minimum capital requirement	58,506	66,482	61,928	(12.0%)	(5.5%)
Credit risk	41,232	48,646	46,341	(15.2%)	(11.0%)
Market risk	652	263	275	147.9%	137.1%
Operational risk	16,622	17,573	15,312	(5.4%)	8.6%

Integrated Capital - RPC (1)*	168,636	169,220	169,274	(0.3%)	(0.4%)
Ordinary Capital Level 1 ( COn1)	191,544	186,749	192,780	2.6%	(0.6%)
Deductible items COn1	(24,546)	(21,822)	(28,206)	(12.5%)	13.0%
Additional Capital Level 2 (COn2)	1,638	4,293	4,700	(61.8%)	(65.1%)

Excess Capital
Integration excess	110,130	102,738	107,346	7.2%	2.6%
Excess as % of minimum capital requirement	188.2%	154.5%	173.3%	3,370 bps	1,486 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	716,314	813,317	757,232	(11.9%)	(5.4%)

Regulatory Capital Ratio (1)/(2)	23.5%	20.8%	22.4%	274 pbs	119 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	23.3%	20.3%	21.7%	304 pbs	158 pbs

* RPC includes 100% of quarterly results
21

BBVA Argentina continues to show strong solvency indicators on 1Q22. Capital ratio reached 23.5%, above than 4Q21’s 20.8%, mostly due to the announcement of dividend distribution on 4Q21 for $6.5 billion. Tier 1 ratio was 23.3% and capital excess over regulatory requirement was $110.1 billion or 188.2%.

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
FBA Renta Pesos	204,056	204,023	208,003	0.0%	(1.9%)
FBA Renta Fija Plus	20,510	19,338	7,875	6.1%	160.4%
FBA Ahorro Pesos	14,768	3,534	2,012	317.9%	n.m
FBA Horizonte	374	428	966	(12.6%)	(61.3%)
FBA Calificado	956	1,055	763	(9.4%)	25.3%
FBA Acciones Argentinas	847	833	631	1.7%	34.2%
FBA Acciones Latinoamericanas	565	612	589	(7.7%)	(4.1%)
FBA Bonos Argentina	1,553	915	461	69.7%	236.9%
FBA Bonos Globales	44	138	316	(68.1%)	(86.1%)
FBA Renta Mixta	299	339	85	(11.8%)	251.8%
FBA Gestión I	36	41	47	(12.2%)	(23.4%)
FBA Horizonte Plus	14	23	45	(39.1%)	(68.9%)
FBA Retorno Total I	19	23	42	(17.4%)	(54.8%)
FBA Renta Publica I	33	31	3	6.5%	n.m
FBA Renta Fija Local	2	2	3	-	(33.3%)
Total assets	244,076	231,335	221,841	5.5%	10.0%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	1Q22	4Q21	1Q21	QoQ	YoY
Mutual funds	5.81%	5.53%	6.29%	(81)bps	38 bps

Source: Cámara Argentina de Fondos Comunes de Inversión

22

Other events

Main Relevant Events

•	As of March 3, 2022, the Board of Directors has resolved to convene the Annual Ordinary and Extraordinary Shareholders General Meeting for April 29, 2022.
•	As of March 18, 2022, the transfer of the whole remaining position of the Bank in Prisma Medios de Pago S.A. in favor of AI ZENITH (Netherlands) B.V. (company associated to Advent International Global Private Equity) representing the 5,4496 % of the capital stock of Prisma, has been perfected. The price for such participation amounts to USD 40,038,121.84 and shall be paid as follows: (i) 30% in Pesos Adjustable by CER (UVA) at a 15% nominal annual rate and (ii) 70% in US Dollars at a nominal rate of 10% within six years.
•	As of March 29, 2022, the Board of Directors of Banco BBVA Argentina S.A. accepted the resignation of the Regular Director María Isabel Goiri Lartitegui, which shall take effect when the next Meeting of Shareholders is held and her successor is appointed. Thus, it is expressly stated that such resignation was not intentional or untimely but due to personal reasons.
•	As of April 12, 2022, BBVA Argentina has filed with the U.S. Securities and Exchange Commission the Annual Report on Form 20-F as of and for the year ended December 31, 2021.
•	As of April 29, 2022, concerning the dividends approved by the Shareholders’ Meeting son May 15, 2020 and April 20, 2021, and the General Extraordinary Shareholders’ Meeting son November 20, 2020 and November 3, 2021, the Shareholders’ Meeting on April 29, 2022 approved: a) subject to the procedure to be informed in due course in the payment notice, the payment of the dividend to nonresident shareholders be made with marketable securities, all in accordance with the regulations in force. Notwithstanding the foregoing, it was approved to grant them the option to express their opposition, informing their decision to receive it in Argentine pesos, through a procedure to be informed in due time; b) for the purposes of the authorization request to be made to the BCRA, to estimate 20% of the profits in the amount of $13.2 billion, under the BCRA Rules; and the Board of Directors be delegated the authority to determine, once the BCRA authorization has been obtained, the timing, method, terms, securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders, as well as to designate authorized persons to make the necessary filings with the corresponding agencies.

Digital Transformation

Digitalization continued to accelerate during 1Q22. Active digital client total more than 2.1 million with a 61.8% penetration over total active clients (3.4[5] million), versus a penetration of 61.9% in 1Q21. Active mobile clients reach 1.8 million, representing a 54.0% penetration in 1Q22, versus a penetration of 52.3% in 1Q21. Digital and mobile transactions[6] increased 22.7% in 1Q22 YoY.

On 1Q22, retail digital sales measured in units reached 82.7% of total sales (vs. 79.0% in 1Q21) and represent 53.3% of the Banks total sales measured in monetary value (vs. 56.2% in 1Q21).

In 1Q22, new client acquisition through digital channels over traditional ones was 66%, while it was 64% on 1Q21.

5 Calculation parameters were modified as of 1Q22

6 Includes online and mobile banking, Net Cash online & mobile.

23

SMEs Productive investment financing credit lines – March 2021

As of March 31, 2021, total loans granted by the Bank regarding 2020, 2021 and 2021/2022 quotas, complied with what was requested by the BCRA pursuant to Communications “B” 12162, “B” 12164 and “B” 12238 respectively. Within this regulation, the total amount to be granted by the bank on the 2021/2022 quota amounts to $32.4 billion, pursuant to Communication “B” 12238.

Main Regulatory Changes

Monetary policy rate, time deposits, extension of Productive Investment Credit Lines for SMEs. (Communication “A” 7474, 03/22/2022). The BCRA increased the nominal annual rate of 28-day LELIQs by 200 basis points, going from 42.5% to 44.5%. It also increased the minimum interest rates for time deposits. As of March 23, 2022, minimum applicable rates will be: for time deposits under $10 million: 97.75% (43.5% nominal annual rate), all others: 93.26% (41.5% nominal annual rate).

Concerning productive investment credit lines for SMEs, for credits granted as of March 23, 2022, maximum interest rates were increased: from 30% to 35% the nominal annual rate applicable to investment projects, and from 41% to 43% the nominal annual rate applicable to financing to working capital y discounted instruments. Lastly, as of April 2022, interest rates for credit card financing (up to $200,000) rises to 51%.

Interbanking compensation of bills (Communication “A” 7473, 03/22/2022). The BCRA overruled the regulation that allowed financial institutions to subscribe 30-day BCRA Cash Compensation Notes with cash bill positions considered of “good use”, but that should not be affected by the “Cash Interbanking Compensation” in own vaults as well as in armored transportation.

Productive Investment Credit Lines for SMEs (Communication “A” 7475, 03/22/2022). The BCRA extended until September 30, 2022, the Productive Investment Credit Lines for SMEs. It includes, as of April 1, 2022, the “2022 Quota”, with the same conditions as does the 2021/2022 quota, and applies for Group “A” institutions and those which are not in such group but work as financial agents for sovereign, provincial or municipal governments (including the Citi of Buenos Aires).

Minimum reserve requirements. Productive Investment Credit Lines for SMEs. (Communication “A” 7491, 04/13/2022). The BCRA replaces the applicable percentages for the determination of minimum time deposit rates for the following: time deposits made by individuals which do not exceed the amount of $10 million: 97.87%, deposits not included in the previous item: 93.62% (calculated over the monetary policy rate).

24

Additionally, it increases to 45.50% the nominal annual fixed rate applicable to working capital financing and discounted instruments granted as of April 18, 2022 related to Productive Investment Credit Lines for SMEs.

Finally, it increases from 30% to 34% the percentage of deduction in the average peso reserve requirement from financing related to Productive Investment Credit Lines for SMEs.

On the same date, it has increased the monetary policy rate from 44.50% to 47.00%

Minimum reserve requirements. Integration with bonds. (Communication “A” 7511, 05/12/2022). The BCRA enabled financial institutions to integrate reserve requirements in pesos with National Treasury Bonds in Pesos maturing on May 23, 2027. The bonds used with this purpose will be excluded from limits provided by regulation on nonfinancial public sector financing.

Interest rates. (Communication “A” 7512, 05/12/2022). As of May 13, 2022, the BCRA replaces the applicable percentages for the determination of minimum time deposit rates for the following: time deposits made by individuals which do not exceed the amount of $10 million: 97.96%, deposits not included in the previous item: 93.96% (calculated over the monetary policy rate).

Additionally, it increases to 47.50% the nominal annual fixed rate applicable to working capital financing and discounted instruments related to Productive Investment Credit Lines for SMEs.

Lastly, as of June 2022, interest rates for credit card financing (up to $200,000) rises from 51% to 53%. On the same date, it has increased the monetary policy rate from 47.00% to 49.00%

25

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

26

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

27

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Assets
Cash and deposits in banks	198,969	253,432	303,598	(21.5%)	(34.5%)
Cash	74,633	86,186	102,273	(13.4%)	(27.0%)
Financial institutions and correspondents	124,336	167,246	201,325	(25.7%)	(38.2%)
BCRA	115,925	164,800	194,959	(29.7%)	(40.5%)
Other local and foreign financial institutions	8,411	2,446	6,366	243.9%	32.1%
Debt securities at fair value through profit or loss	10,382	1,621	7,556	n.m	37.4%
Derivatives	996	3,269	3,840	(69.5%)	(74.1%)
Repo transactions	67,419	159,652	47,261	(57.8%)	42.7%
Other financial assets	21,721	17,034	21,434	27.5%	1.3%
Loans and other financing	405,824	439,950	441,514	(7.8%)	(8.1%)
Non-financial public sector	1	1	1	-	-
B.C.R.A	3	-	-	N/A	N/A
Other financial institutions	4,565	4,887	3,081	(6.6%)	48.2%
Non-financial private sector and residents abroad	401,255	435,062	438,432	(7.8%)	(8.5%)
Other debt securities	359,630	214,718	209,501	67.5%	71.7%
Financial assets pledged as collateral	23,106	23,540	25,817	(1.8%)	(10.5%)
Current income tax assets	2,350	2,617	2,111	(10.2%)	11.3%
Investments in equity instruments	513	2,574	3,534	(80.1%)	(85.5%)
Investments in subsidiaries and associates	2,249	2,381	2,458	(5.5%)	(8.5%)
Property and equipment	58,289	59,104	58,384	(1.4%)	(0.2%)
Intangible assets	4,588	4,266	2,958	7.5%	55.1%
Deferred income tax assets	1,005	1,017	6,492	(1.2%)	(84.5%)
Other non-financial assets	11,689	10,216	13,960	14.4%	(16.3%)
Non-current assets held for sale	351	351	396	-	(11.4%)
Total Assets	1,169,081	1,195,742	1,150,814	(2.2%)	1.6%
Liabilities
Deposits	797,314	822,163	787,662	(3.0%)	1.2%
Non-financial public sector	17,411	15,408	10,209	13.0%	70.5%
Financial sector	292	252	278	15.9%	5.0%
Non-financial private sector and residents abroad	779,611	806,503	777,175	(3.3%)	0.3%
Derivatives	327	365	619	(10.4%)	(47.2%)
Other financial liabilities	69,565	71,490	69,663	(2.7%)	(0.1%)
Financing received from the B.C.R.A. and other financial institutions	12,229	13,647	15,159	(10.4%)	(19.3%)
Corporate bonds issued	449	584	1,586	(23.1%)	(71.7%)
Current income tax liabilities	547	411	2,464	33.1%	(77.8%)
Provisions	5,814	6,515	16,233	(10.8%)	(64.2%)
Deferred income tax liabilities	11,572	9,528	113	21.5%	n.m
Other non-financial liabilities	77,113	82,295	71,333	(6.3%)	8.1%
Total Liabilities	974,930	1,006,998	964,832	(3.2%)	1.0%
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	46,229	46,229	46,229	-	-
Capital adjustments	33,118	33,118	33,118	-	-
Reserves	81,422	81,422	151,251	-	(46.2%)
Retained earnings	22,857	(1,756)	(53,319)	n.m	142.9%
Other accumulated comprehensive income	2,133	809	(259)	163.6%	n.m
Income for the period	4,187	24,587	4,667	(83.0%)	(10.3%)
Equity attributable to owners of the Parent	190,559	185,022	182,300	3.0%	4.5%
Equity attributable to non-controlling interests	3,592	3,722	3,682	(3.5%)	(2.4%)
Total Equity	194,151	188,744	185,982	2.9%	4.4%
Total Liabilities and Equity	1,169,081	1,195,742	1,150,814	(2.2%)	1.6%
28

Balance Sheet – 5 Quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q22	4Q21	3Q21	2Q21	1Q21
Assets
Cash and deposits in banks	198,969	253,432	252,341	277,255	303,598
Cash	74,633	86,186	62,855	82,784	102,273
Financial institutions and correspondents	124,336	167,246	189,486	194,471	201,325
B.C.R.A	115,925	164,800	185,474	189,003	194,959
Other local and foreign financial institutions	8,411	2,446	4,012	5,468	6,366
Debt securities at fair value through profit or loss	10,382	1,621	8,378	6,322	7,556
Derivatives	996	3,269	4,151	3,686	3,840
Repo transactions	67,419	159,652	139,126	147,155	47,261
Other financial assets	21,721	17,034	25,039	21,318	21,434
Loans and other financing	405,824	439,950	418,707	429,068	441,514
Non-financial public sector	1	1	1	-	1
B.C.R.A	3	-	-	-	-
Other financial institutions	4,565	4,887	4,400	3,310	3,081
Non-financial private sector and residents abroad	401,255	435,062	414,306	425,758	438,432
Other debt securities	359,630	214,718	221,694	214,961	209,501
Financial assets pledged as collateral	23,106	23,540	20,482	23,316	25,817
Current income tax assets	2,350	2,617	2,658	6,754	2,111
Investments in equity instruments	513	2,574	2,744	2,974	3,534
Investments in subsidiaries and associates	2,249	2,381	2,499	2,868	2,458
Property and equipment	58,289	59,104	57,010	57,632	58,384
Intangible assets	4,588	4,266	3,656	3,318	2,958
Deferred income tax assets	1,005	1,017	854	910	6,492
Other non-financial assets	11,689	10,216	9,723	10,444	13,960
Non-current assets held for sale	351	351	396	396	396
Total Assets	1,169,081	1,195,742	1,169,458	1,208,377	1,150,814
Liabilities
Deposits	797,314	822,163	806,893	851,518	787,662
Non-financial public sector	17,411	15,408	13,054	9,955	10,209
Financial sector	292	252	263	610	278
Non-financial private sector and residents abroad	779,611	806,503	793,576	840,953	777,175
Liabilities at fair value through profit or loss	-	-	61	-	-
Derivatives	327	365	450	198	619
Other financial liabilities	69,565	71,490	69,734	65,554	69,663
Financing received from the B.C.R.A. and other financial institutions	12,229	13,647	13,898	13,582	15,159
Corporate bonds issued	449	584	582	1,217	1,586
Current income tax liabilities	547	411	250	114	2,464
Provisions	5,814	6,515	6,747	8,859	16,233
Deferred income tax liabilities	11,572	9,528	6,301	4,796	113
Other non-financial liabilities	77,113	82,295	74,703	76,750	71,333
Total Liabilities	974,930	1,006,998	979,619	1,022,588	964,832
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	46,229	46,229	46,229	46,229	46,229
Capital adjustments	33,118	33,118	33,118	33,118	33,118
Reserves	81,422	81,422	89,256	89,256	151,251
Retained earnings	22,857	(1,756)	(1,756)	(1,756)	(53,319)
Other accumulated comprehensive income	2,133	809	(396)	(113)	(259)
Income for the period	4,187	24,587	19,082	14,759	4,667
Equity attributable to owners of the Parent	190,559	185,022	186,146	182,106	182,300
Equity attributable to non-controlling interests	3,592	3,722	3,693	3,683	3,682
Total Equity	194,151	188,744	189,839	185,789	185,982
Total Liabilities and Equity	1,169,081	1,195,742	1,169,458	1,208,377	1,150,814

29

Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Assets
Cash and deposits in banks	156,431	173,886	196,729	(10.0%)	(20.5%)
Debt securities at fair value through profit or loss	741	-	1	N/A	n.m
Other financial assets	5,251	3,353	3,803	56.6%	38.1%
Loans and other financing	21,014	22,092	44,997	(4.9%)	(53.3%)
Other financial institutions	-	195	457	(100.0%)	(100.0%)
Non-financial private sector and residents abroad	21,014	21,897	44,540	(4.0%)	(52.8%)
Other debt securities	2,225	2,494	-	(10.8%)	N/A
Financial assets pledged as collateral	5,790	6,528	7,677	(11.3%)	(24.6%)
Investments in equity instruments	36	42	45	(14.3%)	(20.0%)
Total foreign currency assets	191,488	208,395	253,252	(8.1%)	(24.4%)
Liabilities
Deposits	174,203	192,944	227,640	(9.7%)	(23.5%)
Non-Financial Public Sector	7,172	3,728	3,487	92.4%	105.7%
Financial Sector	45	41	84	9.8%	(46.4%)
Non-financial private sector and residents abroad	166,986	189,175	224,069	(11.7%)	(25.5%)
Other financial liabilities	13,813	11,926	19,609	15.8%	(29.6%)
Financing received from the B.C.R.A. and other financial institutions	498	591	3,815	(15.7%)	(86.9%)
Other non financial liabilities	4,539	5,018	2,457	(9.5%)	84.7%
Total foreign currency liabilities	193,053	210,479	253,521	(8.3%)	(23.9%)

Foreign Currency Net Position - AR$	(1,565)	(2,084)	(269)	24.9%	(481.8%)

Foreign Currency Net Position - USD	(14)	(20)	(3)	30.5%	(382.3%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.
30

Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	1Q22	4Q21	1Q21	QoQ	YoY
Interest income	69,020	64,888	56,932	6.4%	21.2%
Interest expense	(29,791)	(25,909)	(23,510)	(15.0%)	(26.7%)
Net interest income	39,229	38,978	33,422	0.6%	17.4%
Fee income	12,955	13,429	11,909	(3.5%)	8.8%
Fee expenses	(6,321)	(6,665)	(6,705)	5.2%	5.7%
Net fee income	6,634	6,765	5,204	(1.9%)	27.5%
Net income from financial instruments at fair value through P&L	4,086	(262)	2,482	n.m	64.6%
Net loss from write-down of assets at amortized cost and fair value through OCI	(34)	(21)	(51)	(61.9%)	33.3%
Foreign exchange and gold gains	1,712	1,892	1,389	(9.5%)	23.3%
Other operating income	3,373	2,435	2,399	38.5%	40.6%
Loan loss allowances	(2,269)	(515)	(2,968)	(340.6%)	23.6%
Net operating income	52,731	49,272	41,877	7.0%	25.9%
Personnel benefits	(9,065)	(8,955)	(9,059)	(1.2%)	(0.1%)
Administrative expenses	(9,515)	(9,898)	(8,270)	3.9%	(15.1%)
Depreciation and amortization	(1,634)	(1,630)	(1,657)	(0.2%)	1.4%
Other operating expenses	(7,754)	(8,503)	(7,209)	8.8%	(7.6%)
Operating expenses	(27,968)	(28,986)	(26,195)	3.5%	(6.8%)
Operating income	24,763	20,286	15,682	22.1%	57.9%
Income from associates and joint ventures	(267)	(133)	(46)	(100.8%)	(480.4%)
Income from net monetary position	(18,729)	(11,870)	(11,711)	(57.8%)	(59.9%)
Income before income tax	5,767	8,283	3,925	(30.4%)	46.9%
Income tax	(1,733)	(2,747)	677	36.9%	(356.0%)
Income for the period	4,034	5,536	4,602	(27.1%)	(12.3%)
Owners of the parent	4,187	5,505	4,667	(23.9%)	(10.3%)
Non-controlling interests	(153)	29	(65)	n.m	(135.4%)

Other comprehensive Income (1)	1,324	1,206	(288)	9.8%	n.m
Total comprehensive income	5,358	6,742	4,314	(20.5%)	24.2%
(1) Net of Income Tax.
31

Income Statement – 3 month accumulated

INCOME STATEMENT - 3 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2022	2021	∆ %
Interest income	69,020	56,932	21.2%
Interest expense	(29,791)	(23,510)	(26.7%)
Net interest income	39,229	33,422	17.4%
Fee income	12,955	11,909	8.8%
Fee expenses	(6,321)	(6,705)	5.7%
Net fee income	6,634	5,204	27.5%
Net income from financial instruments at fair value through P&L	4,086	2,482	64.6%
Net loss from write-down of assets at amortized cost and fair value through OCI	(34)	(51)	33.3%
Foreign exchange and gold gains	1,712	1,389	23.3%
Other operating income	3,373	2,399	40.6%
Loan loss allowances	(2,269)	(2,968)	23.6%
Net operating income	52,731	41,877	25.9%
Personnel benefits	(9,065)	(9,059)	(0.1%)
Administrative expenses	(9,515)	(8,270)	(15.1%)
Depreciation and amortization	(1,634)	(1,657)	1.4%
Other operating expenses	(7,754)	(7,209)	(7.6%)
Operating expenses	(27,968)	(26,195)	(6.8%)
Operating income	24,763	15,682	57.9%
Income from associates and joint ventures	(267)	(46)	(480.4%)
Income from net monetary position	(18,729)	(11,711)	(59.9%)
Income before income tax	5,767	3,925	46.9%
Income tax	(1,733)	677	(356.0%)
Income for the period	4,034	4,602	(12.3%)
Owners of the parent	4,187	4,667	(10.3%)
Non-controlling interests	(153)	(65)	(135.4%)

Other comprehensive Income (OCI) (1)	1,324	(288)	n.m
Total comprehensive income	5,358	4,314	24.2%
(1) Net of Income Tax.
32

Income Statement – 5 Quarters

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	1Q22	4Q21	3Q21	2Q21	1Q21
Interest income	69,020	64,888	66,569	61,048	56,932
Interest expense	(29,791)	(25,909)	(29,205)	(27,067)	(23,510)
Net interest income	39,229	38,978	37,364	33,979	33,422
Fee income	12,955	13,429	13,219	13,332	11,909
Fee expenses	(6,321)	(6,665)	(5,304)	(5,742)	(6,705)
Net fee income	6,634	6,765	7,915	7,590	5,204
Net income from financial instruments at fair value through P&L	4,086	(262)	1,095	1,750	2,482
Net loss from write-down of assets at amortized cost and fair value through OCI	(34)	(21)	(48)	(23)	(51)
Foreign exchange and gold gains	1,712	1,892	1,498	1,652	1,389
Other operating income	3,373	2,435	2,025	2,533	2,399
Loan loss allowances	(2,269)	(515)	(3,141)	(2,971)	(2,968)
Net operating income	52,731	49,272	46,708	44,510	41,877
Personnel benefits	(9,065)	(8,955)	(9,442)	(8,890)	(9,059)
Administrative expenses	(9,515)	(9,898)	(11,259)	(8,218)	(8,270)
Depreciation and amortization	(1,634)	(1,630)	(1,529)	(1,662)	(1,657)
Other operating expenses	(7,754)	(8,503)	(7,502)	(7,777)	(7,209)
Operating expenses	(27,968)	(28,986)	(29,732)	(26,547)	(26,195)
Operating income	24,763	20,286	16,976	17,963	15,682
Income from associates and joint ventures	(267)	(133)	(114)	243	(46)
Income from net monetary position	(18,729)	(11,870)	(10,598)	(12,211)	(11,711)
Income before income tax	5,767	8,283	6,264	5,995	3,925
Income tax	(1,733)	(2,747)	(1,934)	4,097	677
Income for the period	4,034	5,536	4,330	10,092	4,602
Owners of the parent	4,187	5,505	4,324	10,091	4,667
Non-controlling interests	(153)	29	9	2	(65)

Other comprehensive Income (OCI)(1)	1,324	1,206	(283)	104	(288)
Total comprehensive income	5,358	6,742	4,050	10,199	4,314
(1) Net of Income Tax.
33

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q22	4Q21	1Q21	QoQ	YoY
Profitability
Efficiency Ratio	72.2%	67.3%	72.5%	496 bps	(25)bps
Efficiency Ratio (excl. Inflation adjustments)	43.3%	48.4%	50.1%	(511)bps	(682)bps
ROA	1.4%	1.8%	1.6%	(41)bps	(17)bps
ROE	9.0%	11.8%	10.5%	(273)bps	(146)bps
Liquidity
Liquid assets / Total Deposits	79.6%	76.4%	72.0%	327 bps	760 bps
Capital
Regulatory Capital Ratio	23.54%	20.81%	22.35%	274 bps	119 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	23.31%	20.28%	21.73%	304 bps	158 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.29%	1.87%	1.72%	(58)bps	(43)bps
Allowances /Total non-performing portfolio	219.75%	181.90%	275.23%	3,785 bps	(5,548)bps
Cost of Risk	2.11%	0.46%	2.47%	165 bps	(36)bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	1Q22	4Q21	1Q21	QoQ	YoY
Profitability
Efficiency Ratio	72.24%	69.07%	72.49%	317 bps	(25)bps
Efficiency Ratio (excl. Inflation adjustments)	43.26%	49.38%	50.08%	(612)bps	(682)bps
ROA	1.44%	2.05%	1.61%	(61)bps	(17)bps
ROE	9.04%	13.54%	10.51%	(450)bps	(146)bps
Liquidity
Liquid assets / Total Deposits	79.64%	76.36%	72.04%	327 bps	760 bps
Capital
Regulatory Capital Ratio	23.54%	20.81%	22.35%	274 bps	119 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	23.31%	20.28%	21.73%	304 bps	158 bps
Asset Quality
Total non-performing portfolio / Total portfolio	1.29%	1.87%	1.72%	(58)bps	(43)bps
Allowances /Total non-performing portfolio	219.75%	181.90%	275.23%	3,785 bps	(5,548)bps
Cost of Risk	2.11%	2.14%	2.47%	(4)bps	(36)bps

34

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

35

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 19, 2022	By:	/s/ Ernesto Gallardo Jimenez
			Name:	Ernesto Gallardo Jimenez
			Title:	Chief Financial Officer